EXHIBIT 4.1

PROMISSORY NOTE

Borrower:	Lender:

TELKONET, INC. and Subsidiaries	THERMO CREDIT, LLC
20374 Seneca Meadows Parkway	639 Loyola Avenue
Germantown, MD 20876	Suite 2565
New Orleans, LA 70113

Principal Amount:	Maturity Date of Note:	Date of Note:
U.S. $1,000,000.00	September 9, 2010	September 9, 2008

PROMISE TO PAY.  For value received, the undersigned makers (hereinafter referred to as “Borrower,” which term means individually, collectively, and interchangeably any, each and/or all of them), promises to pay to the order of THERMO CREDIT LLC (“Lender”), or its registered assigns, in lawful money of the United States of America the sum of One Million and No/100 ($1,000,000.00) Dollars, or such other or lesser amounts as may be reflected from time to time on the books and records of Lender as evidencing the aggregate unpaid principal balance of loan advances made to Borrower on a revolving line of credit basis as provided in the Loan Documents.

LOAN AGREEMENT.  This Note is made and executed pursuant to, and is subject to, that certain Loan Agreement among the Borrower and Lender, dated as of September 9, 2008 (as amended from time to time, the “Loan Agreement”).  All capitalized terms used in this Note (and not otherwise defined herein) shall have the meanings defined in the Loan Agreement.

INTEREST RATE.  The aggregate outstanding principal shall bear interest at the greater of (i) the Wall Street Journal Prime Rate plus nine (9%) percent per annum, adjusted on the date of any change in such prime or base rate or (ii) Sixteen percent (16%).  The term "Wall Street Journal Prime Rate" is and shall mean the variable rate of interest, on a per annum basis, which is announced and/or published in the Money Rates Section of The Wall Street Journal from time to time. All payments of interest shall be computed on the per annum basis of a year of 360 days for the actual number of days (including the first day, but excluding the last day) elapsed.  Interest shall accrue from date of advance.

MAXIMUM INTEREST RATE.  Anything to the contrary contained herein notwithstanding, no provision of this Note shall require the payment or permit the collection of interest in excess of the maximum permitted by applicable law ("the MAXIMUM RATE").  If interest in excess of the Maximum Rate is provided for in this Note or otherwise in connection with the loan transaction represented by this Note, or is adjudicated to be so provided, the provisions of this paragraph shall govern and prevail, and no Borrower or any guarantor shall be obligated to pay the excess amount of such interest or any other excess sum paid for the use, forbearance, or detention of advances made under the Loan Agreement.  In the event Lender ever receives, collects or applies, as interest due and payable under this Note, any sum in excess of the Maximum Rate, the amount of the excess shall be applied as a payment and reduction of   the principal of the indebtedness represented by this Note; and if the principal of the indebtedness represented by this Note has been fully paid, any remaining excess shall forthwith be paid to Borrowers.  In determining whether or not interest paid or payable exceeds the Maximum Rate, Borrower and Lender  shall, to the extent permitted by applicable law, (a) characterize any non-principal payment as an expense, fee or premium rather than as interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate and spread, in equal or unequal parts, the total amount of interest throughout the entire contemplated term of the indebtedness  represented by this Note so that interest for the entire term does not exceed the Maximum Rate.

MONITORING FEE. Borrower will pay a monitoring fee on the amount of the Credit Facility for the period from and including the date of this Agreement to and including the Maturity Date, at the rate of ONE TWENTIETH OF ONE PERCENT (0.05%) of the Principal Amount per week or portion thereof.

ADVANCES.  This Note is a revolving commercial line of credit “master note.”  Advances under this Note may be requested only as provided in the Loan Agreement.  Borrower agrees to be liable for all sums, on the instructions of an authorized person, either advanced or credited to any deposit account of Borrower. The following party or parties are authorized to request advances under the line of credit until Lender receives from Borrower written notice of revocation of their authority:

Name                                                      Office/Position

Rick Leimbach                                     Chief Financial Officer

The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender’s internal records, including daily computer print-outs.  Lender will have no obligation to advance funds under this Note if: (a) a Default has occurred and is continuing; (b) Borrower or Guarantor cease doing business or are insolvent; (c) Guarantor seeks, claims or otherwise attempts to limit, modify or revoke Guarantor’s guarantee of this Note or any other loan with Lender; or (d) Borrower has applied funds provided pursuant to this Note for purposes other than those permitted by the Loan Agreement.

PAYMENT SCHEDULE.  Interest, computed on a 365/360 simple interest basis,  and fees on this Note shall be payable monthly in arrears on the last day of each month, beginning August, 2008 and continuing on the last day of each month until the maturity date.  The balance of all outstanding principal and accrued but unpaid interest and fees shall be due and payable on the Maturity Date.   If any payment on this Note shall become due on a day other than a Business Day (defined as a day when financial markets are open for trading), such payment shall be made on the next succeeding Business Day and such extension of time shall in such case be included in computing interest in connection with such payment. Payments are to be made via wire transfer to an account specified by Lender, or by having such amounts deducted from amounts due to under that certain Factoring and Security Agreement dated as of January 25, 2008 between Telkonet, Inc. and Thermo Credit, LLC.

PREPAYMENT.  Borrower may prepay this Note as may be provided for and on such terms and conditions as set forth in the Loan Agreement.

LATE CHARGE. The Borrower agrees to pay Lender, on demand, a late charge equal to 5% of any installment that is not paid within 10 days after it is due and 5% of the interest portion of the payment due upon the final maturity date of this Note if that payment is not paid within 10 days after it is due.  This late charge will never be less than $50.00.  This provision shall not be deemed to excuse a late payment or be deemed a waiver of any other right Lender may have, including, without limitation, the right to declare the entire unpaid principal and interest immediately due and payable.

ADDITIONAL INTEREST.  If Borrower defaults under this Note or the Loan Agreement, Lender shall have the right to prospectively increase the interest rate under this Note by 3% per annum during the continuance of such default.

LENDER’S RIGHTS UPON DEFAULT.  Upon the occurrence of and during the continuation of any Event of Default, Lender shall have all of the rights and remedies provided in the Loan Agreement.

COLLATERAL.  This Note is secured by the Collateral (as defined in the Loan Agreement).

ATTORNEYS’ FEES.  If Lender refers this Note to an attorney for collection, or files suit against Borrower to collect this Note, or if Borrower files for bankruptcy or other relief from creditors, Borrower agrees to pay Lender’s reasonable attorneys’ fees.

NSF CHECK CHARGES.  In the event that Borrower makes any payment under this Note by check and Borrower’s check is returned to Lender unpaid due to nonsufficient funds in Borrower’s deposit account, Borrower agrees to pay Lender an additional NSF check charge in the amount of $30.

GOVERNING LAW.  Borrower agrees that this Note and the loan evidenced hereby shall be governed under the laws of the State of Louisiana.  Specifically, this business or commercial Note is subject to La. R.S. 9:3509, et seq.

WAIVERS.  Borrower and each guarantor (if any) of this Note hereby waive presentment for payment, protest, notice of protest and notice of nonpayment, and all pleas of division and discussion, and severally agree that their obligations and liabilities to Lender hereunder shall be on a “solidary” or “joint and several” basis.  Borrower and each guarantor further severally agree that discharge or release of any party who is or may be liable to Lender for the indebtedness represented hereby, or the release of any collateral directly or indirectly securing repayment hereof, shall not have the effect of releasing an other party or parties, who shall remain liable to Lender, or of releasing any other collateral that is not expressly released by Lender.  Borrower and each guarantor additionally agree that Lender’s acceptance of payment other than in accordance with the terms of this Note, or Lender’s subsequent agreement to extend or modify such repayment terms, or Lender’s failure or delay in exercising any rights or remedies granted to Lender, shall likewise not have the effect of releasing Borrower or any other party or parties from their respective obligations to Lender, or of releasing any collateral that directly or indirectly secures repayment hereof. In addition, any failure or delay on the part of Lender to exercise any of the rights and remedies granted to Lender shall not have the effect of waiving any of Lender’s rights and remedies.  Any partial exercise of any rights and/or remedies granted to Lender shall furthermore not be construed as a waiver of any other rights and remedies; it being Borrower’s intent and agreement that Lender’s rights and remedies shall be cumulative in nature.  Borrower and each guarantor further agree that, should any event of default occur or exist under this Note, any waiver or forbearance on the part of Lender to pursue the rights and remedies available to Lender, shall be binding upon Lender only to the extent that Lender specifically agrees to any such waiver or forbearance in writing.  A waiver or forbearance on the part of Lender as to one event of default shall not be construed as a waiver or forbearance as to any other default.  Borrower and each guarantor of this Note further agree that any late charges provided for under this Note will not be charges for deferral of time for payment and will not and are not intended to compensate Lender for a grace or cure period, and no such deferral, grace or cure period has been or will be granted to Borrower in return for the imposition of any late charge.  Borrower recognizes that Borrower’s failure to make timely payment of amounts due under this Note will result in damages to Lender, including but not limited to Lender’s loss of the use of amounts due, and Borrower agrees that any late charges imposed by Lender hereunder will represent reasonable compensation to Lender for such damages.  Failure to pay in full any installment or payment timely when due under this Note, whether or not a late charge is assessed, will remain and shall constitute an Event of Default hereunder.

SUCCESSORS AND ASSIGNS LIABLE.  Borrower’s obligations and agreements under this Note shall be binding upon Borrower’s successors, heirs, legatees, devisees, administrators, executors and assigns.  The rights and remedies granted to Lender under this Note shall inure to the benefit of Lender’s successors and assigns, as well as to any subsequent holder or holders of this Note.

CAPTION HEADINGS.  Caption headings of the sections of this Note are for convenience purposes only and are not to be used to interpret or to define their provisions.  In this Note, whenever the context so requires, the singular includes the plural and the plural also includes the singular.

SEVERABILITY.  If any provision of this Note is held to be invalid, illegal or unenforceable by any court, that provision shall be deleted from this Note and the balance of this Note shall be interpreted as if the deleted provision never existed.

ENTIRE AGREEMENT.  The Loan Documents set forth the entire agreement of the parties with respect to the subject matter hereof and supersede all prior written understandings between the Borrower and Lender.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE.  BORROWER AGREES TO THE TERMS OF THE NOTE AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE NOTE.

BORROWER:
TELKONET, INC.

By:  ________________________________
Title:  _______________________________